Investor Presentation November 18, 2015 Growing Earnings, Building Capital, and Creating Value: The Astoria Financial Merger Exhibit 99.1

Cautionary Statements Additional Information and Where to Find It These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. New York Community Bancorp, Inc. (“NYCB”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement will include a proxy statement of Astoria Financial Corporation (“Astoria Financial” or “Astoria”) and NYCB which also will constitute a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about NYCB, Astoria Financial, and the proposed transaction. When filed, this document and other documents relating to the merger filed by NYCB can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000. Participants in Solicitation NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

Cautionary Statements Forward-Looking Information The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of NYCB and Astoria Financial.   Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.   Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.   Forward-looking statements are made only as of the date of the presentation, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in the presentation to reflect events or conditions after the date hereof. Our Use of Non-GAAP Financial Measures This presentation may contain certain non-GAAP financial measures which management believes to be useful to investors in understanding the companies’ performance and financial condition, and in comparing their performance and financial condition with those of other banks. Such non-GAAP financial measures are not to be considered in isolation or as a substitute for measures calculated in accordance with GAAP.

Pro forma assets, deposits, and multi-family loans are based on our balances and Astoria’s at 9/30/15. Our pro forma market cap was calculated by multiplying our closing price at 9/30/15 by the sum of our outstanding shares and Astoria’s at that date. Pro Forma Assets (a) Pro Forma Multi-Family Loan Portfolio (a) Pro Forma Deposits (a) Pro Forma Deposit Market Share Pro Forma Market Cap (b) $64.1 billion $28.6 billion $37.3 billion #2 in the NY MSA $9.8 billion With pro forma assets of $64.1 billion, we expect to rank 20th among U.S. bank holding companies. With a pro forma portfolio of $28.6 billion, we expect to augment our position as a leading multi-family lender in NYC. With pro forma deposits of $37.3 billion and over 350 branches in Metro NY, NJ, OH, FL, and AZ, we expect to rank 21st among the nation’s largest depositories. With pro forma deposits of $31.7 billion in the NY MSA, we expect our deposit market share rank among regional banks to rise to #2. With a pro forma market cap of $9.8 billion, we expect to rank 17th among the nation’s publicly traded banks and thrifts. The Astoria merger -- like the others we’ve completed -- is expected to grow our earnings, build our capital, and create value for our investors. Note: Except as otherwise indicated, all industry data was provided by SNL Financial as of 11/6/15.

The Astoria merger is expected to significantly increase our earnings and strengthen our balance sheet. Significantly Increases our Earnings ~ 20% pro forma earnings accretion ~ 15.5% return on average tangible common equity (ROATCE) Expected cost saves (~ 50% of Astoria’s non-interest expense) maintain our longstanding record of efficiency Expands our margin Increases our revenue stream Significantly Strengthens our Balance Sheet De-risking strategies greatly enhance our balance sheet profile 6% tangible book value per share (TBVPS) accretion upon closing in 4Q 2016 Boosts deposits by $9 billion and substantially increases our share of deposits in core markets Heightens liquidity while reducing our cost of funds Extends our longstanding record of exceptional asset quality Reduces our interest rate sensitivity Builds capital

The Astoria merger presents substantial upside potential relative to the purchase price. Source: SNL Financial, company disclosure. Time deposits greater than $100k are based on 2Q 2015 regulatory disclosure for Astoria. Core deposits reflect total deposits less time deposits greater than $100k. Represents the average for U.S. bank-to-bank M&A transactions announced since 2013 with deal values between $1 billion - $10 billion. (a) (b) Substantially Higher Financial Returns Attractive Purchase Price Multiples NYCB Bank-to-bank M&A transactions since 2013 (c) (3.8)% 12.9% 20.0% 10.2%

Note: Data from SNL Financial as of 6/30/15. Long Island Brooklyn Queens Westchester Astoria Financial NYCB % of Astoria branches near an NYCB branch The Astoria merger is expected to create New York’s pre-eminent community bank.

Increases our rank among regional banks in the NY MSA from #4 to #2 Boosts our market share in four attractive Metro NY markets: Nassau and Suffolk Counties (Long Island), Queens, and Brooklyn Infusion of low-cost core deposits enhances our funding mix Expands our customer base and opportunities to increase non-interest revenues Potential improvement in deposit pricing power due to increased scale We expect the Astoria merger to significantly increase our share of deposits in the NY MSA. 2015 Rank Top Banks in the NY MSA (a) Branches Deposits ($mm) 1 Capital One 302 $55,860 2 NYCB Pro Forma 291 31,703 2 Signature 29 24,444 3 M&T Bank 178 23,149 4 NYCB 204 22,274 5 PNC 237 19,963 6 Valley National 194 12,937 7 Investors 113 11,787 8 Apple Financial 80 10,337 9 Astoria Financial 87 9,429 10 First Republic 9 9,335 Note: Data from SNL Financial as of 6/30/15. Excludes international banks and money centers including: JPMorgan, Bank of New York Mellon, HSBC Holdings, Citigroup, Bank of America, TD, Wells Fargo, Bank of China, and Banco Santander. Deposit balances for NYCB based on 6/30/15 regulatory data for New York Community Bank and New York Commercial Bank. A Stronger Deposit Franchise NYCB Deposits (b): $29 billion NYCB Cost of I-B Deposits: 0.62% Pro Forma Deposits (b): $38 billion Pro Forma Cost of I-B Deposits: 0.57%

The Astoria merger is expected to significantly increase our share of deposits in four highly attractive markets.

Nassau

2015 Rank	Top Banks	Branches	Deposits ($000)
1	JPMorgan Chase & Co.	92	$13,964,179
2	Capital One Financial Corp.	49	10,109,533
3	NYCB Pro Forma	65	10,086,758
3	Citigroup Inc.	46	9,455,824
4	NYCB	37	6,534,120
5	Toronto-Dominion Bank	32	4,825,027
6	Bank of America Corp.	41	4,031,542
7	Astoria Financial Corp.	28	3,552,638
8	Signature Bank	5	2,710,436
9	Flushing Financial Corp.	4	2,374,108
10	Apple Financial Holdings	11	1,938,116

Suffolk

2015 Rank	Top Banks	Branches	Deposits ($000)
1	JPMorgan Chase & Co.	95	$9,911,083
2	Capital One Financial Corp.	52	9,199,284
3	Bank of America Corp.	33	3,796,602
4	Citigroup Inc.	24	3,723,156
5	NYCB Pro Forma	54	3,247,433
5	HSBC Holdings Plc	19	3,113,402
6	Toronto-Dominion Bank	29	2,741,933
7	Bridge Bancorp Inc.	29	2,165,333
8	Astoria Financial Corp.	26	2,062,844
9	Suffolk Bancorp	26	1,699,044
10	People's United	40	1,275,427
12	NYCB	28	1,184,589

Queens

2015 Rank	Top Banks	Branches	Deposits ($000)
1	JPMorgan Chase & Co.	91	$12,396,075
2	Citigroup Inc.	30	7,550,846
3	Capital One Financial Corp.	36	5,773,420
4	NYCB Pro Forma	61	5,641,369
4	NYCB	44	3,406,755
5	Toronto-Dominion Bank	30	3,149,768
6	Astoria Financial Corp.	17	2,234,614
7	HSBC Holdings Plc	17	1,960,130
8	Ridgewood Savings Bank	12	1,866,343
9	Bank of America Corp.	22	1,536,465
10	Maspeth Federal	5	1,080,866

Brooklyn

2015 Rank	Top Banks	Branches	Deposits ($000)
1	JPMorgan Chase & Co.	81	$13,084,933
2	Citigroup Inc.	27	5,561,319
3	Banco Santander SA	20	4,674,495
4	Capital One Financial Corp.	31	3,578,731
5	Toronto-Dominion Bank	26	2,906,050
6	HSBC Holdings Plc	20	2,578,225
7	Signature Bank	4	2,209,221
8	NYCB Pro Forma	26	1,974,111
8	Apple Financial Holdings	18	1,792,918
9	Bank of America Corp.	22	1,492,435
10	Dime Community	10	1,263,869
11	Astoria Financial Corp.	12	1,166,054
12	NYCB	14	808,057

Note: Data from SNL Financial as of 6/30/15.

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Reflecting its in-market nature and our extensive expertise in post-merger integration and restructuring, the Astoria merger presents maximal opportunities for revenue enhancement while minimizing risk.

Capitalizes on Complementary Business Models

- Increases our share of NYC's multi-family lending market
- Leverages our mortgage banking platform and Astoria's residential mortgage lending expertise
- Extends our longstanding record of credit quality and capital strength

Facilitates our Transition to D-SIB Status

- Provides immediate scale to absorb compliance-related costs
- Expedites our ability to comply with LCR requirements
- Validates our extensive preparations for D-SIB status

Provides Ample Opportunities for Continued Earnings and Capital Growth

- Post-merger sale of $1+ billion of acquired assets to reduce credit risk, enhance liquidity, and fund investments in HQLAs
- Acquired real estate has embedded value

Summary Pro Forma Balance Sheet

	3Q 2 015		
(dollars in billions)	NYCB	Pro Forma [(a)]	Change
Assets	$49.0	$64.1	30.8%
Loans, net	36.5	47.6	30.6
Multi-Family Loans	24.7	28.6	15.9
Total Deposits	28.3	37.3	32.0
Wholesale Borrowings	14.4	18.1	26.2
Stockholders' Equity	5.8	7.5	28.3
Tangible Stockholders' Equity [(b)]	3.4	4.8	43.2

(a) Represents the sum of NYCB's and Astoria's balances at 9/30/2015.
(b) Tangible stockholders' equity is a non-GAAP financial measure. Please see page 36 for additional information.

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Source: Company filings, regulatory data as of 6/30/15. Pro forma based on sum of Astoria and NYCB loans and deposits. The Astoria merger is expected to enhance our asset and funding mix. NYCB Astoria Pro Forma (a) Total Loans and Leases: $36.2 bn MRQ Yield on Loans: 4.0% Total Loans and Leases: $11.5 bn MRQ Yield on Loans: 3.5% Total Loans and Leases: $47.7 bn MRQ Yield on Loans: 3.9% Pro Forma (a) NYCB Astoria Total Deposits: $28.6 bn MRQ Cost of I-B Deposits: 0.62% Total Deposits: $9.4 bn MRQ Cost of I-B Deposits: 0.43% Total Deposits: $38.0 bn MRQ Cost of I-B Deposits: 0.57%

We expect the Astoria merger to provide multiple opportunities to drive profitable, sustainable, long-term asset growth. The Pro Forma Company is Primed for Strong Core Asset Growth Results in greater on-balance sheet capacity to support loan production Highly liquid residential mortgage loan portfolio provides the flexibility to manage our asset mix Stronger capital formation and multiple sources of funding and liquidity are available to support growth Growth Levers More loans to be retained in portfolio once D-SIB threshold is exceeded ($2.3 billion of loans sold from 3Q 2014 through 3Q 2015 to manage our assets under $50 billion) Expected sale of acquired (higher-risk) assets to support loan growth going forward Facilitates the continuation of our growth-through-acquisition strategy Results Earnings growth Higher operating leverage Improved risk profile Enhanced returns for investors

De-risking our balance sheet is expected to strengthen our financial performance both before and after the merger.

Balance Sheet Repositioning Strategies

- In 4Q 2015, we will replace ~ $10 billion of long-term, higher-cost, puttable wholesale borrowings with lower-cost wholesale borrowings featuring more attractive terms.
- While the repositioning will result in a one-time after-tax prepayment charge of ~ $614 million in 4Q 2015, it will reduce our annual interest expense by ~ $100 million after-tax beginning in 2016.
- Upon completion of the merger, the term on $1.5 billion of short-term borrowings will be extended, reducing our interest rate sensitivity.
- We also expect to sell $1.0 billion of Astoria's non-performing and higher-risk assets at the close.

Benefits of De-Risking:

- ✓ Eliminates puttable uprate risk
- ✓ Improves NPV and NII interest rate sensitivity ratios
- ✓ Reduces exposure to rising interest rates
- ✓ Enhances both liquidity and asset quality

Financial Benefits Expected in FY 16 from 4Q 15 Repositioning:

EPS accretion:	↑	~ 10%
Net Interest Margin:	↑	~ 35 bps
Net Interest Income:	↑	~ $165 million
Net Income:	↑	~ $100 million

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Enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth. Completed on 11/4/15, our common stock offering: Immediately supported our tangible stockholders’ equity and Tier 1 common equity; and Offset the impact on capital of the one-time after-tax balance sheet repositioning charge to be incurred in 4Q 2015. Adjusting our expected quarterly cash dividend to $0.17 per share beginning in 1Q 2016 positions us for sustainable long-term capital growth, while providing investors with a top-quartile dividend yield of ~4%. Builds capital to facilitate execution of our growth-through-acquisition strategy going forward Capital retention further minimizes dilution from our 4Q 2015 capital raise Provides flexibility to maximize value-enhancing capital deployment strategies going forward Enhancements to Our Capital Management Strategy Increased Capital Generation 12-month bps of Capital Generation

Following enactment of the Dodd-Frank Act, we began allocating significant resources towards D-SIB preparedness. The degree to which we have already absorbed the cost of D-SIB compliance is reflected in the ~ 1,000-basis point increase in our efficiency ratio since the enactment of Dodd-Frank. The Astoria merger provides the additional scale to absorb the remaining D-SIB compliance costs. While we expect the Astoria merger to bring us well beyond the current D-SIB threshold, we plan to cross it organically in 2Q 2016. Source: SNL Financial. Data as of 30-Sep-2015 Preparing for D-SIB Status NYCB Efficiency Ratio Prior to and Since Dodd-Frank D-SIB Compliance Key infrastructure investments to date include: Enhanced ERM and corporate governance frameworks Bottom-up capital planning and stress testing capabilities Substantial expansion of regulatory compliance staff Remaining costs of D-SIB compliance include LCR, CCAR reporting, and Living Will

As we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio for our D-SIB peers. Dividends Approved in 2015 Share Repurchases Approved in 2015

We Expect the Core Components of our Business Model to Be Enhanced by the Astoria Merger

NYCB Portfolio Statistics at or for the 9 Mos. Ended 9/30/15 % of non-covered loans held for investment = 72.2% Average principal balance = $5.1 million Weighted average life = 2.7 years % of our multi-family loans located in Metro New York = 82.2% % of HFI loan originations = 71.9% Multi-Family Loan Portfolio (in millions) The Astoria merger is expected to increase our share of NYC’s highly attractive multi-family lending niche. Originations: $5,761 $5,791 $7,417 $7,584 $6,436 $6,940 (b) Includes Astoria’s balance of multi-family loans at 9/30/15. Includes Astoria’s multi-family loan originations in the nine months ended 9/30/15. (a)

S & L Crisis Net Charge-Offs/ Average Loans 5-Year Total NYCB: 17 bp SNL U.S. Bank and Thrift Index: 540 bp 4-Year Total NYCB: 37 bp SNL U.S. Bank and Thrift Index: 803 bp SNL U.S. Bank and Thrift Index NYCB Great Recession Current Credit Cycle 4.75-Year Total NYCB: 50 bp SNL U.S. Bank and Thrift Index: 473 bp * Annualized * (0.04)% We have been distinguished by our low level of net charge-offs in downward credit cycles.

S & L Crisis Great Recession Current Credit Cycle Non-Performing Loans(a)(b)/ Total Loans(a) Non-performing loans and total loans exclude covered loans and non-covered purchased credit-impaired loans. Non-performing loans are defined as non-accrual loans and loans 90 days or more past due but still accruing interest. Average NPLs/Total Loans NYCB: 2.08% SNL U.S. Bank and Thrift Index: 3.34% Average NPLs/Total Loans NYCB: 1.43% SNL U.S. Bank and Thrift Index: 2.89% SNL U.S. Bank and Thrift Index NYCB Average NPLs/Total Loans NYCB: 0.60% SNL U.S. Bank and Thrift Index: 1.76% The sale of Astoria’s non-performing and higher-risk loans upon completion of the merger is expected to enable us to maintain our superior record of asset quality.

SNL U.S. Bank and Thrift Index NYCB Astoria The Astoria merger also is expected to maintain our record of superior efficiency. Benefits of the Astoria Merger In-market nature of the merger underscores the potential for significant cost savings Estimated cost saves = ~ 50% of Astoria’s non-interest expense Opportunity to leverage our mortgage platform and Astoria’s retail origination model Provides immediate scale to absorb higher D-SIB compliance-related costs Expanded customer base represents an opportunity for revenue growth (e.g., through sales of third-party investment products and other financial services) 72.31%

Features Loans can be originated/purchased in all 50 states and the District of Columbia. Loan production is driven by our proprietary real time, web-accessible mortgage banking technology platform, which securely controls the lending process while mitigating business and regulatory risks. Our 950 approved clients include community banks, credit unions, mortgage companies, and mortgage brokers. 100% of loans funded are full documentation, prime credit loans. Credit Quality As of September 30, 2015, 99.8% of all funded loans were current. Limited Repurchase Risk Of the seven loans that were repurchased in the first nine months of 2015, five were subsequently resolved, and two were placed back into portfolio. Benefits Since January 2010, our mortgage banking business has originated 1-4 family loans of $41.9 billion and generated mortgage banking income of $626.3 million. Our proprietary mortgage banking platform has enabled us to expand our revenues, market share, and product line. Over time, mortgage banking income has supported the stability of our return on average tangible assets, even in times of interest rate volatility. The Astoria merger is expected to leverage our mortgage banking platform and Astoria’s residential mortgage lending expertise.

Total Return on Investment

CAGR since IPO: 27.0% Bloomberg Total Return on Investment → As a result of nine stock splits between 1994 and 2004, our charter shareholders have 2,700 shares of NYCB stock for each 100 shares originally purchased. SNL U.S. Bank and Thrift Index NYCB (a) Our commitment to building value for our investors is reflected in our total returns over the course of our public life. 5,111%

11/18/15 Visit our website: ir.myNYCB.com E-mail requests to: ir@myNYCB.com Call Investor Relations at: (516) 683-4420 Write to: Investor Relations New York Community Bancorp, Inc. 615 Merrick Avenue Westbury, NY 11590 For More Information

Appendix A: Additional Information about the Proposed Astoria Merger

Transaction Features The Merger Astoria Financial will merge with and into NYCB and Astoria Bank will merge with and into NYCB’s primary bank subsidiary, New York Community Bank. Consideration One-for-one fixed exchange ratio plus $0.50 per share cash payment Cost Savings Approximately 50% of Astoria’s non-interest expense Merger & Integration Costs Approximately $180 million pre-tax Credit Mark Approximately 1% of current portfolio less net charge-offs at close Closing Conditions Contingent on the approval of NYCB’s and Astoria’s regulators and shareholders Other customary closing conditions Expected Closing 4Q 2016, subject to the conditions noted above

NYCB Features Astoria Financial 1859 Established 1888 1993 Year Converted 1993 Westbury, NY Headquarters Lake Success, NY Largest US Thrift Rank by Assets 4th Largest US Thrift NYSE Exchange NYSE 444,319,494 Shares Outstanding at 9/30/15 100,786,186 $8.41 Billion Market Cap at 10/28/15 $1.77 Billion Nassau, Suffolk, Queens, Brooklyn, Manhattan, Westchester, Staten Island, The Bronx Metro NY Markets Nassau, Suffolk, Queens, Brooklyn, Manhattan, Westchester 154 (a) Number of Branches in Metro NY 87 (a) 269 (a)(b) Total Number of Branches 87 (a) 3,468 FTE Number of Employees 1,555 FTE At 9/30/15 Includes 46 branches in NJ, 28 in OH, 27 in FL, and 14 in AZ. NYCB and Astoria Financial at a Glance

NYCB and Astoria Financial: Earnings Summary For the 3 months ended 9/30/15 For the 9 months ended 9/30/15 (in thousands, except share data) NYCB Astoria Financial NYCB Astoria Financial Net interest income $279,412 $84,734 $857,277 $255,605 (Recovery of) provision for losses on non-covered loans (512) 4,439 (3,254) 7,749 Non-interest income 37,587 12,852 151,722 41,127 Non-interest expense 147,308 72,589 456,074 214,577 Income tax expense 64,031 10,530 203,961 20,260 Net income 114,688 18,906 357,651 69,644 Earnings per share 0.26 0.17 0.80 0.63 Dividend per share 0.25 0.04 0.75 0.12

At or for the 3 months ended 9/30/15 At or for the 9 months ended 9/30/15 NYCB Astoria Financial NYCB Astoria Financial ROATE 13.66% 5.06% 14.25% 6.48% ROATA 0.99 0.50 1.04 0.61 Margin 2.56 2.37 2.63 2.35 Efficiency Ratio 46.07 74.38 44.78 72.31 NPAs/Total Assets 0.17 1.00 0.17 1.00 NPLs/Total Loans 0.16 1.17 0.16 1.17 Net (Recoveries) Provisions/ Average Loans (0.01) (0.02)* (0.02) 0.00* Equity/Total Assets 11.88 10.91 11.88 10.91 Tangible Equity/Tangible Assets 7.27 9.80 7.27 9.80 Common Equity Tier 1 Ratio 10.68 19.00 10.68 19.00 Leverage Capital Ratio 7.61 11.00 7.61 11.00 NYCB and Astoria Financial: Profitability, Asset Quality, and Capital Measures * Annualized

Appendix B: Historical Information about Our Merger Transactions

The Astoria merger leverages our expertise in executing accretive transactions and managing post-merger integrations.

#	Date	Institution	Assets	Deposits	Branches	Transaction Type
1.	Nov. 2000	Haven Bancorp (HAVN)	$2.7 billion	$2.1 billion	28	Savings Bank
2.	July 2001	Richmond County Financial Corp. (RCBK)	$3.7 billion	$2.5 billion	24	Savings Bank
3.	Oct. 2003	Roslyn Bancorp, Inc. (RSLN)	$10.4 billion	$5.9 billion	38	Savings Bank
4.	Dec. 2005	Long Island Financial Corp. (LICB)	$562 million	$434 million	9	Commercial Bank
5.	April 2006	Atlantic Bank of New York (ABNY)	$2.8 billion	$1.8 billion	14	Commercial Bank
6.	April 2007	PennFed Financial Services, Inc. (PFSB)	$2.3 billion	$1.6 billion	22	Savings Bank
7.	July 2007	NYC branch network of Doral Bank, FSB (Doral-NYC)	$485 million	$370 million	11	Branch
8.	Oct. 2007	Synergy Financial Group, Inc. (SYNF)	$892 million	$564 million	16	Savings Bank
9.	Dec. 2009	AmTrust Bank	$11.0 billion	$8.2 billion	64	FDIC
10.	March 2010	Desert Hills Bank	$452 million	$375 million	3	FDIC
11.	June 2012	Aurora Bank FSB	None	$2.2 billion	0	Deposit
12.	Oct. 2015*	Astoria Financial Corporation (AF)	$15.1 billion	$9.0 billion	87	Savings Bank

Aurora Bank FSB — Payment Received: $24.0 million

Transaction Type: Savings Bank, Commercial Bank, Branch, FDIC, Deposit

* The Astoria merger was announced in October 2015. All other mergers on this page were completed in the months and years indicated.
The number of branches indicated for our previous transactions is the number of branches in our current franchise that stemmed from each.

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The Astoria merger, like every other, is expected to enhance our liquidity, reduce our funding costs, and boost our deposit market share. (in millions) Deposits w/ HAVN w/ RCBK w/ RSLN w/ LICB w/ ABNY w/ PFSB, Doral, & SYNF w/ AmTrust w/ Desert Hills w/ Astoria Total Deposits: $3,268 $5,472 $10,360 $12,168 $12,764 $13,311 $22,418 $21,890 $24,878 $28,329 $28,280 $37,329 Total Branches: 86 120 139 152 166 217 276 276 275 272 269 356 CDs NOW, MMAs, and Savings Demand deposits w/ Aurora 9/30/15 Pro Forma

Held-for-Investment Loan Portfolio After HAVN After RCBK After RSLN After LICB After ABNY After PFSB, Doral, & SYNF After AmTrust After Desert Hills HFI Loans Outstanding: $3,636 $5,405 $10,499 $17,029 $19,653 $20,363 $23,377 $23,707 $27,285 $33,025 $34,146 $45,400 HFI Originations: $616 $1,150 $4,330 $6,332 $4,971 $4,853 $4,280 $15,193 $19,894 $14,204 $12,800 $13,304 After Aurora Multi-family CRE All other HFI loans (in millions) The Astoria merger, like every other, is expected to provide funding for the growth of our high-yielding loan portfolio. After Astoria

Appendix C: Reconciliations of GAAP and Non-GAAP Financial Measures

(dollars in thousands) September 30, 2015 NYCB Astoria* Total stockholders’ equity $ 5,826,837 $1,647,182 Less: Goodwill (2,436,131) (185,151) Core deposit intangibles (3,734) -- Tangible stockholders’ equity $ 3,386,972 $1,462,031 Total assets $49,045,482 $15,099,204 Less: Goodwill (2,436,131) (185,151) Core deposit intangibles (3,734) -- Tangible assets $46,605,617 $14,914,053 Stockholders’ equity to total assets 11.88% 10.91% Tangible stockholders’ equity to tangible assets 7.27% 9.80% Tangible stockholders’ equity and tangible assets are non-GAAP financial measures. The following table presents reconciliations of these non-GAAP measures with the related GAAP measures at September 30, 2015. Reconciliations of GAAP and Non-GAAP Financial Measures * Source: Astoria Financial 36

Average tangible common stockholders’ equity and average tangible assets are non-GAAP financial measures. The following table presents reconciliations of these non-GAAP measures with the related GAAP measures at the three and nine months ended September 30, 2015. Reconciliations of GAAP and Non-GAAP Financial Measures (dollars in thousands) For the Three Months Ended September 30, 2015 For the Nine Months Ended September 30, 2015 NYCB Astoria* NYCB Astoria* Average common stockholders’ equity $ 5,822,699 $1,506,658 $ 5,811,673 $1,482,581 Less: Average goodwill (2,436,131) (185,151) (2,436,131) (185,151) Average core deposit intangibles (4,577) -- (5,940) -- Average tangible common stockholders’ equity $ 3,381,991 $1,321,507 $ 3,369,602 $1,297,430   Average assets $48,970,353 $15,198,864 $48,690,435 $15,393,256 Less: Average goodwill (2,436,131) (185,151) (2,436,131) (185,151) Average core deposit intangibles (4,577) -- (5,940) -- Average tangible assets $46,529,645 $15,013,713 $46,248,364 $15,208,105   Net income $114,688 $18,906 $357,651 $69,644 Add back: Amortization of core deposit intangibles, net of tax 768 -- 2,525 -- Less: Preferred stock dividends -- (2,194) -- (6,582) Adjusted net income $115,456 $16,712 $360,176 $63,062   Return on average assets 0.94% 0.50% 0.98% 0.60% Return on average tangible assets 0.99 0.50 1.04 0.61 Return on average common stockholders’ equity 7.88 4.44 8.21 5.67 Return on average tangible common stockholders’ equity 13.66 5.06 14.25 6.48 * Source: Astoria Financial 37